Exhibit 12.1 to

Form 10-K for 2002

Broadwing Communications Inc.

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Dividends

($ in millions)

	Company				Predecessor
	2002	2001	2000	Period from November 10 to December 31, 1999	Period from January 1 to November 9, 1999	1998

Pre-tax loss from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees plus fixed charges	$(2,430.7)	$(486.2)	$(616.6)	$(45.5)	$(230.5)	$(43.1)

Fixed Charges:
Interest expense, etc.	81.7	91.1	92.3	9.0	51.0	47.9
Appropriate portion of rentals	2.6	2.5	2.1	0.2	1.5	0.9
Preferred stock dividends of majority subsidiaries	—	—	—	—	—	—
Total Fixed Charges	84.3	93.6	94.4	9.2	52.5	48.8

Preferred dividend requirements	45.9	46.2	47.1	6.6	56.5	58.2

Total Fixed Charges and preferred dividends	$130.2	$139.8	$141.5	$15.8	$109.0	$107.0

Ratio of earnings to combined fixed charges and preferred dividends	(18.7)	(3.5)	(4.4)	(2.9)	(2.1)	(0.4)

Coverage Deficiency	$2,560.9	$626.0	$758.1	$61.4	$339.5	$150.2